VT 4-7-05

AM 4-5-2005 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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05041447

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-2671

SEC MAIL PROCESSING RECEIVED MAR 3 1 2005 WASH. DC SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Execution Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street, 45th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 S. Grand Ave., Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Wong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Execution Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

Rose Levine
Notary Public
July 27, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Jefferies Execution Services, Inc.:

We have audited the accompanying statement of financial condition of Jefferies Execution Services, Inc. (the Company) as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies Execution Services, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 28, 2005

JEFFERIES EXECUTION SERVICES, INC.

Statement of Financial Condition

December 31, 2004

(Dollars in thousands, except per share amounts)

Assets

Cash and cash equivalents	$	18,335
Securities borrowed		3,529
Exchange memberships, at cost (market value of $4,216)		6,573
Premises and equipment		1,549
Due from affiliates		1,249
Goodwill		26,062
Other assets		3,957
	$	61,254

Liabilities and Stockholders' Equity

Securities loaned	$	3,529
Due to affiliates		109
Accounts payable and accrued expenses		6,775
Total liabilities		10,413
Common stock of $0.05 par value. Authorized 20,000,000 shares; issued and outstanding 19,881,383 shares		994
Additional paid-in capital		39,560
Retained earnings		10,287
Total stockholders' equity		50,841
	$	61,254

See accompanying notes to financial statements.

(1) Company Background and Summary of Significant Accounting Policies

On January 14, 2002, W & D Securities, Inc. merged with Lawrence Helfant, Inc., and W & D Securities, Inc., which was the surviving entity, was renamed Helfant Group, Inc. On October 1, 2004, Helfant Group, Inc. changed its name to Jefferies Execution Services, Inc. (the Company). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. Jefferies Group, Inc. owned all of the voting preferred stock of the Company and on July 30, 2004 purchased all of the common stock of the Company owned by a sole stockholder who was an officer and director of the Company. On November 30, 2004, Jefferies Group, Inc. converted its cumulative voting preferred stock into common stock. As of December 31, 2004, Jefferies Group, Inc. is the sole stockholder of the Company. The Company's present business primarily consists of performing certain execution services on the New York Stock Exchange (the NYSE) and other exchanges and electronic marketplaces for Jefferies & Company, Inc. (a subsidiary of Jefferies Group, Inc.) and other financial institutions.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

(a) *Cash and Cash Equivalents*

Cash equivalents consist of money market funds and other short-term investments, which are part of the cash management activities of the Company and generally mature within 90 days. At December 31, 2004, such cash equivalents amounted to $17,820,000.

(b) *Securities Transactions*

Transactions in securities, commission revenues and related expenses are recorded on a trade-date basis.

(c) *Fair Value of Financial Instruments*

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value.

(d) *Securities Borrowed and Securities Loaned*

The Company has a securities borrowed and lending matched book business (Matched Book) in which the Company borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's statement of financial condition. The Company earns interest revenues on this cash collateral. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's statement of financial condition. The Company pays interest expense on the cash collateral received from the party borrowing the securities. A substantial portion of the Company's interest revenues and interest expense results from the Matched Book activity. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

(Continued)

(e) ***Premises and Equipment***

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

(f) ***Goodwill***

The merger of W & D Securities, Inc. and Lawrence Helfant, Inc., which created the Company, was accounted for under Statement of Financial Accounting Standards (SFAS) No. 141 and SFAS No. 142. In accordance with SFAS No. 142, goodwill resulting from the merger is not amortized and is assessed for impairment at least annually. There was no goodwill impairment recognized by the Company during 2004.

(g) ***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) ***New Accounting Standards on Stock-Based Compensation***

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "*Share Based Payments*", which is a revision of SFAS No. 123, "*Accounting for Stock-Based Compensation*". SFAS No. 123(R) supersedes APB Opinion No. 25, "*Accounting for Stock Issued to Employees*" and amends SFAS No. 95, "*Statement of Cash Flows*". Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after June 15, 2005, which is the third quarter of fiscal 2005. The Company has assessed the impact on adopting this new standard and does not believe that the adoption of SFAS No 123R will have a material impact on the Company's consolidated financial statements.

(i) ***Use of Estimates***

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses to prepare this statement of financial condition in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(Continued)

(2) Income Taxes

The Company's operations are included in the consolidated Federal income tax return of Jefferies Group, Inc. Substantially all income tax liabilities are due to Jefferies Group, Inc. The Company accounts for income taxes on a separate-return basis.

Deferred income taxes are provided for temporary differences in reporting certain items, principally deferred compensation, and give rise to the deferred tax asset of $160,000 included in other assets.

There was no valuation allowance for deferred tax assets as of December 31, 2004. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(3) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by Jefferies Group, Inc. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. Jefferies Group, Inc.'s funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 60% equities and 40% fixed income securities.

The Company incurs expenses related to various benefit plans of Jefferies Group, Inc. covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Jefferies Group, Inc. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(4) Related Party Transactions

The Company received execution fees from Jefferies & Company, Inc. and Liberty Execution Services, Inc. (a subsidiary of Jefferies Group, Inc.).

The Company paid administrative service and clearing charges and commissions to Jefferies & Company, Inc.

The Company paid administrative and marketing service charges to Jefferies International, Ltd. (a subsidiary of Jefferies Group, Inc.).

The Company received interest income from Jefferies & Company, Inc.

Jefferies & Company, Inc. is the counterparty on all securities borrowed transactions.

Jefferies Partners Opportunity Fund, LLC, Jefferies Partners Opportunity Fund II, LLC, and Jefferies Employees Opportunity Fund, LLC (the Funds) are the counterparties on all securities loaned transactions. The Company paid interest to the Fund in relation to the securities loaned transactions.

The Company leases one NYSE seat from one director of the Company and two NYSE seats from partnerships in which the same director is a member.

(5) Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

(6) Leases

The Company leases certain exchange seats and premises and equipment under noncancelable agreements expiring at various dates through 2011. Future minimum lease payments for all noncancelable operating leases at December 31, 2004 are as follows:

	Gross	Sub-leases	Net
2005	$ 1,445,000	115,000	1,330,000
2006	675,000	38,000	637,000
2007	553,000	—	553,000
2008	553,000	—	553,000
2009	446,000	—	446,000
Thereafter	406,000	—	406,000

(7) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2004, the Company had net capital of $12,664,000, which was $12,414,000 in excess of required net capital.